Baytex Energy Corp.
Q3 2014 MD&A    Page 1

Exhibit 99.2
BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
Dated October 30, 2014

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three and nine months ended September 30, 2014. This information is provided as of October 30, 2014. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The third quarter results have been compared with the corresponding period in 2013. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three and nine months ended September 30, 2014, its audited comparative consolidated financial statements for the years ended December 31, 2013 and 2012, together with the accompanying notes, and its Annual Information Form for the year ended December 31, 2013. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our Dividend Reinvestment Plan ("DRIP")) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale and liabilities related to assets held for sale)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities. See "Liquidity, Capital Resources and Risk Management" for a description of Total Monetary Debt.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Baytex Energy Corp.
Q3 2014 MD&A    Page 2

THIRD QUARTER HIGHLIGHTS

The third quarter of 2014 includes our first full quarter of results from the Eagle Ford assets that we acquired on June 11, 2014. Our production for the three months ended September 30, 2014 was 94,093 boe/d, significantly higher than any prior period due to the acquisition and continued strong performance from our base Canadian assets. The new Eagle Ford assets added 33,886 boe/d of production and $240.6 million of revenue in the quarter. During the quarter, the price of West Texas Intermediate ("WTI") decreased and the heavy oil differential increased which tempered some of the positive impact of the production increase on revenue. Funds from operations for the third quarter were $298.0 million, bringing total funds from operations for the year to $634.3 million. In late September 2014, we completed the disposition of our assets in North Dakota, which produced approximately 3,500 boe/d in the third quarter of 2014. Proceeds from the disposition of $341.6 million ($289.1 million net of tax) were applied against outstanding indebtedness. We also generated net income of $144.4 million in the third quarter of 2014, up from $87.3 million for the same period last year.

BUSINESS COMBINATION

On June 11, 2014, we acquired all of the ordinary shares of Aurora Oil & Gas Limited ("Aurora") for a total purchase price of approximately $2.8 billion, including the assumption of $955 million of indebtedness and $54.6 million of cash. Aurora’s primary asset consisted of 22,200 net contiguous acres in the Sugarkane Field located in South Texas in the core of the liquids-rich Eagle Ford shale. The Sugarkane Field has been largely delineated with infrastructure in place which is expected to facilitate future annual production growth. The acquisition added an estimated 166.6 million boe of proved and probable reserves. In addition, these assets have future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

To finance the acquisition of Aurora, we issued 38,433,000 common shares, raising gross proceeds of approximately $1.5 billion. We also negotiated an agreement with a Canadian chartered bank for the provision of new unsecured revolving credit facilities of approximately $1.4 billion (to replace the $850 million revolving credit facilities of Baytex Energy Ltd.) and issued US$800 million of senior unsecured notes, comprised of US$400 million of 5.125% notes due June 1, 2021 and US$400 million of 5.625% notes due June 1, 2024. Approximately US$746 million of the proceeds from the issuance of the senior unsecured notes were used to acquire and cancel approximately 98% of the senior debt assumed from Aurora.

The Results of Operations include the Eagle Ford assets from June 11, 2014. Total production from the date of acquisition to September 30, 2014 was 3,673,175 boe (32,796 boe/d), including 33,886 boe/d for the three months ended September 30, 2014 and 13,455 boe/d for the nine months ended September 30, 2014. Revenue for the period since acquisition was $288.1 million, or $78.44/boe, which generated an operating netback for the Eagle Ford assets of $46.60/boe.

Baytex Energy Corp.
Q3 2014 MD&A    Page 3

RESULTS OF OPERATIONS

The Canadian division includes the heavy oil assets in Peace River and Lloydminster and the conventional oil and natural gas assets in Western Canada. The U.S. division includes the Eagle Ford assets in Texas and the Bakken assets in North Dakota. The Bakken assets were sold on September 24, 2014.

Production

	Three Months Ended September 30
	2014			2013
Daily Production	Canada	U.S.	Total	Canada	U.S.	Total
Crude oil (bbl/d)
Heavy oil(1)	45,456	—	45,456	44,908	—	44,908
Light oil and condensate	2,628	25,496	28,124	3,301	3,369	6,670
NGL	1,174	5,455	6,629	1,668	28	1,696
Total crude oil (bbl/d)	49,258	30,951	80,209	49,877	3,397	53,274
Natural gas (mcf/d)	44,703	38,597	83,300	41,270	190	41,460
Total production (boe/d)	56,709	37,384	94,093	56,755	3,429	60,184

Production Mix
Heavy oil	80%	—%	48%	79%	—%	75%
Light oil and condensate	5%	68%	30%	6%	98%	11%
NGL	2%	15%	7%	3%	1%	3%
Natural gas	13%	17%	15%	12%	1%	11%
(1) Heavy oil sales volumes may differ from reported production volumes due to changes in our heavy oil inventory. For the three months ended September 30, 2014, heavy oil sales volumes were 44 bbl/d higher than production volumes (three months ended September 30, 2013 – 78 bbl/d higher).

	Nine Months Ended September 30
	2014			2013
Daily Production	Canada	U.S.	Total	Canada	U.S.	Total
Crude oil (bbl/d)
Heavy oil(1)	45,559	—	45,559	41,664	—	41,664
Light oil and condensate	2,664	11,905	14,569	3,297	3,106	6,403
NGL	1,461	2,253	3,714	1,730	30	1,760
Total crude oil (bbl/d)	49,684	14,158	63,842	46,691	3,136	49,827
Natural gas (mcf/d)	43,033	15,733	58,766	41,794	185	41,979
Total production (boe/d)	56,856	16,780	73,636	53,657	3,167	56,823

Production Mix
Heavy oil	79%	—%	61%	78%	—%	74%
Light oil and condensate	5%	71%	21%	6%	99%	11%
NGL	3%	13%	5%	3%	1%	3%
Natural gas	13%	16%	13%	13%	—%	12%
(1) Heavy oil sales volumes may differ from reported production volumes due to changes in our heavy oil inventory. For the nine months ended September 30, 2014, heavy oil sales volumes were 82 bbl/d higher than production volumes (nine months ended September 30, 2013 - 91 bbl/d higher).

Baytex Energy Corp.
Q3 2014 MD&A    Page 4

Total production for the three months ended September 30, 2014 of 94,093 boe/d increased by 56%, or 33,909 boe/d, from the three months ended September 30, 2013, primarily due to the acquisition. Canadian heavy oil and natural gas production increased due to successful development activities in the Peace River and Pembina areas, however heavy oil production was negatively impacted in the third quarter due to temporary pipeline and rail issues. Light oil and natural gas liquids ("NGL") production decreased due to natural declines. Subsequent to the acquisition in June, the Eagle Ford properties have contributed 22,313 bbl/d of light oil and condensate, 5,310 bbl/d of NGL and 37,578 mcf/d of natural gas for a total of 33,886 boe/d for the three months ended September 30, 2014.

Total production for the nine months ended September 30, 2014 of 73,636 boe/d increased by 30%, or 16,813 boe/d, compared to the same period in 2013, primarily due to the acquisition. Canadian production increased primarily due to successful heavy oil development in Peace River. Subsequent to the acquisition in June, the Eagle Ford properties contributed 8,890 bbl/d of light oil and condensate, 2,096 bbl/d of NGL and 14,812 mcf/d of natural gas for a total of 13,455 boe/d for the nine months ended September 30, 2014.

Commodity Prices

The prices received for our crude oil and natural gas production directly impact our earnings, funds from operations and our financial position.
Crude Oil

For the three months ended September 30, 2014, the WTI oil prompt averaged US$97.17/bbl, an 8% decrease from the average WTI price of US$105.82/bbl in the third quarter of 2013. During the three months ended September 30, 2014, crude oil prices posted steady declines from their June highs. Factors contributing to declining prices included lower than expected global summer demand, the return of Libyan exports and increased crude inventories. For the nine months ended September 30, 2014, the WTI oil prompt averaged US$99.61/bbl, a 1% increase from the average WTI price of US$98.15/bbl during the same period in 2013. In the first nine months of 2014, WTI prices traded as high as US$107.73/bbl in June on heightened geopolitical risk and bullish sentiment surrounding the summer refining season, but have since fallen to multi-year lows due to the aforementioned factors.

The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged 21% for the three months ended September 30, 2014, as compared to 17% for the same period in 2013. WCS differentials increased due to lower refining runs as a result of lower refinery margins as compared to the same period of 2013. For the nine months ended September 30, 2014, the WCS heavy oil differential averaged 21%, as compared to 23% in the first nine months of 2013. The current year has seen less volatility in the differential as compared to previous years due to the conversion of BP Whiting’s refinery to run heavy oil, more rail transportation options and, more recently, expanded pipeline shipping capacity out of Western Canada.

Natural Gas

For the three months ended September 30, 2014, the AECO natural gas prices averaged $4.22/mcf, a 50% increase compared to $2.82/mcf in the same period in 2013. The increase in natural gas prices was supported by storage restocking after a prolonged and colder than normal 2013-2014 winter despite lower than expected cooling demand during the summer. In the first nine months of 2014, natural gas prices also benefited from a weaker Canadian dollar and a colder than normal winter, as compared to the same period in 2013.

Baytex Energy Corp.
Q3 2014 MD&A    Page 5

The following table compares selected benchmark prices and our average realized selling prices for the current quarter and year to date against the same periods last year.

	Three Months Ended September 30			Nine Months Ended September 30
	2014	2013	Change	2014	2013	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$97.17	$105.82	(8)%	$99.61	$98.15	1%
WCS heavy oil (US$/bbl)(2)	$76.99	$88.34	(13)%	$78.50	$75.29	4%
Heavy oil differential(3)	(21)%	(17)%		(21)%	(23)%
LLS oil (US$/bbl)(4)	$100.87	$109.92	(8)%	$103.60	$109.55	(5)%
CAD/USD average exchange rate	1.0893	1.0385	5%	1.0940	1.0236	7%
Edmonton par oil ($/bbl)	$98.65	$105.07	(6)%	$101.83	$95.55	7%
AECO natural gas price ($/mcf)(5)	$4.22	$2.82	50%	$4.55	$3.12	46%

Average Sales Prices(7)
Canadian heavy oil ($/bbl)(6)	$73.99	$79.29	(7)%	$74.84	$66.41	13%

Light oil and condensate ($/bbl)
Canada	$92.92	$100.98	(8)%	$95.91	$90.50	6%
U.S.	100.35	100.65	—%	101.15	94.00	8%
Total	$99.65	$100.81	(1)%	$100.19	$92.20	9%

NGL ($/bbl)
Canada	$48.83	$40.56	20%	$49.36	$41.23	20%
U.S.	34.18	49.81	(31)%	34.89	46.61	(25)%
Total	$36.77	$40.71	(10)%	$40.59	$41.32	(2)%

Total oil and NGL ($/bbl)
Canada	$74.40	$79.43	(6)%	$75.22	$67.17	12%
U.S.	88.68	100.24	(12)%	90.61	93.55	(3)%
Total	$79.91	$80.75	(1)%	$78.62	$68.83	14%

Natural gas ($/mcf)
Canada	$4.19	$2.72	54%	$4.69	$3.25	44%
U.S.	4.71	4.15	13%	4.85	4.26	14%
Total	$4.43	$2.72	63%	$4.73	$3.26	45%

Summary
Weighted average ($/boe)(7)
Canada	$67.93	$71.78	(5)%	$69.29	$61.00	14%
U.S.	78.28	99.54	(21)%	80.99	92.89	(13)%
Total	$72.04	$73.36	(2)%	$71.97	$62.77	15%

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI on a monthly weighted average basis.

(4)	Louisiana Light Sweet ("LLS") refers to the monthly arithmetic average for Argus LLS front month.

(5)	AECO refers to the AECO arithmetic average month-ahead index price published by the Canadian Gas Price Reporter.

(6)	Realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(7)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives.

Baytex Energy Corp.
Q3 2014 MD&A    Page 6

Average Realized Sales Prices

Our realized heavy oil price during the third quarter of 2014 was $73.99/bbl, or 88% of WCS, compared to $79.29/bbl, or 86% of WCS, in the third quarter of 2013. The realized price during the third quarter of 2014 decreased by 7% due to a decrease in WTI coupled with an increase in the WCS differential partially offset by the weakening of the Canadian dollar compared to the third quarter of 2013. During the third quarter of 2014, our average sales price for Canada light oil and condensate was $92.92/bbl, down 8% from $100.98/bbl in the third quarter of 2013, which is in line with the decrease in the Edmonton par oil benchmark price over the same period. In the U.S., our average sales during the third quarter of 2014 for light oil and condensate was $100.35/bbl, down slightly from $100.65/bbl in the third quarter of 2013. The decrease is mainly due to the decline of crude oil prices partially offset by higher pricing received for Eagle Ford production as compared to North Dakota production. Our realized natural gas price for the three months ended September 30, 2014 was $4.43/mcf, up from $2.72/mcf in the second quarter of 2013. The increase is in line with the increase in the AECO benchmark applicable to the Canadian production and consistent with expected prices for the Eagle Ford production over the same period.

Our realized heavy oil price for the nine months ended September 30, 2014 was $74.84/bbl, or 87% of WCS, compared to $66.41/bbl, or 86% of WCS, in the first nine months of 2013. The 13% increase is due to the weakening of the Canadian dollar against the U.S. dollar compared to the same period in 2013, an increase in the benchmark prices and increased utilization of rail. During the first nine months of 2014, our average sales price for light oil and condensate was $95.91/bbl, up 6% from $90.50/bbl in the first nine months of 2013, consistent with the increase in the Edmonton par oil benchmark price over the same period. Light oil and condensate pricing for the U.S. for the first nine months of 2014 was $101.15/bbl, up 8% from $94.00/bbl for the same period of 2013 due to higher pricing received for Eagle Ford production as compared to North Dakota production. Our realized natural gas price for the nine months ended September 30, 2014 was $4.73/mcf, up from $3.26/mcf in the third quarter of 2013, largely in line with increase in the AECO benchmark and the U.S. natural gas benchmarks.

Gross Revenues

	Three Months Ended September 30
	2014			2013
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Oil revenue
Heavy oil	$309,719	$—	$309,719	$328,145	$—	$328,145
Light oil and Condensate	22,466	235,377	257,843	30,658	31,200	61,858
NGL	5,272	17,150	22,422	6,226	127	6,353
Total oil revenue	337,457	252,527	589,984	365,029	31,327	396,356
Natural gas revenue	17,249	16,709	33,958	10,308	73	10,381
Total oil and natural gas revenue	354,706	269,236	623,942	375,337	31,400	406,737
Other income	—	(2)	(2)	—	—	—
Heavy oil blending revenue	10,475	—	10,475	16,054	—	16,054
Total petroleum and natural gas revenues	$365,181	$269,234	$634,415	$391,391	$31,400	$422,791

	Nine Months Ended September 30
	2014			2013
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Oil revenue
Heavy oil	$932,448	$—	$932,448	$756,962	$—	$756,962
Light oil and Condensate	69,747	328,762	398,509	81,439	79,713	161,152
NGL	19,690	21,461	41,151	19,471	382	19,853
Total oil revenue	1,021,885	350,223	1,372,108	857,872	80,095	937,967
Natural gas revenue	55,104	20,812	75,916	37,128	216	37,344
Total oil and natural gas revenue	1,076,989	371,035	1,448,024	895,000	80,311	975,311
Other income	—	413	413	—	—	—
Heavy oil blending revenue	48,190	—	48,190	61,436	—	61,436
Total petroleum and natural gas revenues	$1,125,179	$371,448	$1,496,627	$956,436	$80,311	$1,036,747

Baytex Energy Corp.
Q3 2014 MD&A    Page 7

Total petroleum and natural gas revenues for the three months ended September 30, 2014 of $634.4 million increased $211.6 million from the same period in 2013. In Canada, petroleum and natural gas revenues for the three months ended September 30, 2014 totaled $365.2 million which decreased $26.2 million compared to the same period of 2013 due to lower crude oil prices. In the U.S., the Eagle Ford properties contributed $240.6 million of revenue for the three months ended September 30, 2014 which accounted for the majority of the increase compared to 2013.

Total petroleum and natural gas revenues for the nine months ended September 30, 2014 of $1,496.6 million increased $459.9 million from the same period in 2013 largely due to the revenue from the Eagle Ford assets. In Canada, petroleum and natural gas revenues for the nine months ended September 30, 2014 totaled $1,125.2 million which increased $168.7 million compared to the same period of 2013 due to both higher production volumes and higher realized prices. Petroleum and natural gas revenues in the U.S. increased over the prior year primarily due to the Eagle Ford acquisition which contributed $288.1 million since the date of acquisition to September 30, 2014.

Heavy oil blending revenue was down for the three and nine months ended September 30, 2014 compared to the same periods in 2013 due an increase in volumes of heavy oil being transported by rail. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require blending diluent.

Royalties

Royalties are paid to various government entities and to land and mineral rights owners. Royalties are calculated based on gross revenues or on netback less capital investment and are generally expressed as a percentage of gross revenue. The actual royalty rates can vary for a number of reasons including the commodity produced, royalty contract, commodity price level, royalty incentives and the area or jurisdiction. The following tables summarize our royalties and royalty rates for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30
	2014			2013
($ thousands except for % and per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Royalties	$70,231	$80,691	$150,922	$72,761	$10,635	$83,396
Average royalty rate(1)	19.8%	30.0%	24.2%	19.4%	33.9%	20.5%
Royalty rate per boe	$13.45	$23.46	$17.43	$13.92	$33.71	$15.04

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

	Nine Months Ended September 30
	2014			2013
($ thousands except for % and per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Royalties	$225,458	$112,625	$338,083	$159,171	$31,513	$190,684
Average royalty rate(1)	20.9%	30.4%	23.3%	17.8%	39.2%	19.6%
Royalty rate per boe	$14.50	$24.59	$16.80	$10.85	$36.45	$12.27

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the three months ended September 30, 2014 of $150.9 million increased $67.5 million from the three months ended September 30, 2013 primarily due to Eagle Ford royalties of $71.8 million for the three months ended September 30, 2014.

The royalty rate of 19.8% in Canada for the three months ended September 30, 2014 increased from 19.4% over the same period in the prior year due to increased production on certain lands in Peace River with higher applicable rates. This increase was partially mitigated by royalty audits resolved in our favour during the quarter which amounted to $4.3 million. The U.S. royalty rate of 30.0% for the three months ended September 30, 2014 primarily reflects the royalty rate associated with the Eagle Ford properties which averaged approximately 29.5% during the quarter. The higher U.S. royalty rate of 33.9% experienced in 2013 mainly related to carry obligations associated with our North Dakota properties.

Total royalties for the nine months ended September 30, 2014 of $338.1 million increased $147.4 million from the same period in 2013. Overall, royalties have increased to 23.3% for the nine months ended September 30, 2014 compared to the same period during 2013 mainly due to the Eagle Ford properties which carry higher royalty rates. The royalty rate of 20.9% in Canada for the nine months ended September 30, 2014 increased from 17.8% over the same period in 2013 largely due to higher royalty rates on certain lands in Peace River. The higher U.S. royalty rate for the nine months ended September 30, 2013 of 39.2% was due to carry obligations associated with our North Dakota properties.

Baytex Energy Corp.
Q3 2014 MD&A    Page 8

Production and Operating Expenses

	Three Months Ended September 30
	2014			2013
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Production and operating expenses	$66,311	$27,626	$93,937	$66,501	$6,064	$72,565
Production and operating expenses per boe	$12.70	$8.03	$10.85	$12.72	$19.22	$13.09

	Nine Months Ended September 30
	2014			2013
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Production and operating expenses	$198,867	$39,248	$238,115	$191,142	$15,638	$206,780
Production and operating expenses per boe	$12.79	$8.57	$11.83	$13.03	$18.09	$13.31

Production and operating expenses for the three months ended September 30, 2014 of $93.9 million increased $21.4 million compared to the same period in 2013 primarily due to the inclusion of $23.0 million of expenses related to the Eagle Ford properties. Production and operating expenses on a per boe basis decreased by $2.24/boe from the third quarter of 2013 to $10.85/boe in the current period as the Eagle Ford properties had lower average production and operating expenses of $7.37/boe. Canadian production and operating expenses per boe were consistent year over year.

Production and operating expenses for the nine months ended September 30, 2014 of $238.1 million increased $31.3 million compared to the same period in 2013 primarily due to the inclusion of the Eagle Ford properties which contributed $25.6 million to the overall increase. Production and operating expenses in Canada of $198.9 million increased for the nine months ended September 30, 2014 from $191.1 million in the same period in 2013 due to higher production volumes. Canadian production and operating expenses per boe decreased to $12.79/boe for the first nine months of 2014 from $13.03/boe in the same period last year primarily due to lower costs associated with repair and maintenance and fluid hauling in the current period and the impact of severe weather conditions in Saskatchewan in the first half of 2013. U.S. production and operating expenses per boe declined by $9.52/boe to $8.57/boe due to the inclusion of the Eagle Ford properties in 2014 and the impact of severe weather which increased costs during 2013.

Transportation and Blending Expenses

Transportation expenses include the costs to move production from the field to the sales point. The largest component of transportation expense relates to the movement of heavy oil to pipeline and rail delivery terminals. The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications and to facilitate its marketing. The cost of blending diluent is recovered in the sale price of the blended product. Heavy oil transported by rail does not require blending diluent.

The following tables compare our blending and transportation expenses for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30
	2014			2013
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Blending expenses	$10,475	$—	$10,475	$16,054	$—	$16,054
Transportation expenses	20,456	4,688	25,144	17,124	—	17,124
Total transportation and blending expenses	$30,931	$4,688	$35,619	$33,178	$—	$33,178
Transportation expense per boe(1)	$3.92	$1.36	$2.90	$3.27	$—	$3.09

(1)	Transportation expenses per boe exclude the purchase of blending diluent.

	Nine Months Ended September 30
	2014			2013
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Blending expenses	$48,191	$—	$48,191	$61,436	$—	$61,436
Transportation expenses	66,228	5,840	72,068	59,318	—	59,318
Total transportation and blending expenses	$114,419	$5,840	$120,259	$120,754	$—	$120,754
Transportation expense per boe(1)	$4.26	$1.27	$3.58	$4.04	$—	$3.82

(1)	Transportation expenses per boe exclude the purchase of blending diluent.

Baytex Energy Corp.
Q3 2014 MD&A    Page 9

Blending expenses for the three and nine months ended September 30, 2014 decreased compared to the same periods in 2013 due to lower volumes of condensate being required for blending due to increased volumes being shipped by rail.

Transportation expenses for the three and nine months ended September 30, 2014 totaled $25.1 million and $72.1 million, respectively, and increased $8.0 million and $12.8 million, respectively, compared to the same periods in 2013. The increases are primarily due the inclusion of expenses related to the Eagle Ford properties which accounted for $4.7 million and $5.8 million of the increases, respectively, for the three and nine months ended September 30, 2014 combined with the reversal of a $4.0 million provision during 2013 in Canada which reduced 2013 costs.

Financial Derivatives

As part of our normal operations, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize a series of financial derivative contracts which are intended to reduce some of the volatility in our operating cash flow. Financial derivatives are managed corporately and are not allocated between divisions. The following table summarizes the results of our financial derivative contracts for the three and nine months ended September 30, 2014 and 2013.

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2014	2013	Change	2014	2013	Change
Realized gain (loss) on financial derivatives(1)
Crude oil	$(2,811)	$(16,713)	$13,902	$(13,252)	$(1,104)	$(12,148)
Natural gas	45	744	(699)	(1,771)	823	(2,594)
Foreign currency	(1,281)	27	(1,308)	(4,547)	840	(5,387)
Interest	(4,109)	(3,776)	(333)	(8,130)	(7,381)	(749)
Total	$(8,156)	$(19,718)	$11,562	$(27,700)	$(6,822)	$(20,878)

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$100,098	$(10,463)	$110,561	$57,752	$(15,537)	$73,289
Natural gas	2,528	153	2,375	287	803	(516)
Foreign currency	(10,295)	18,612	(28,907)	(4,177)	(4,095)	(82)
Interest(3)	6,357	(7,649)	14,006	22,325	7,136	15,189
Total	$98,688	$653	$98,035	$76,187	$(11,693)	$87,880

Total gain (loss) on financial derivatives
Crude oil	$97,287	$(27,176)	$124,463	$44,500	$(16,641)	$61,141
Natural gas	2,573	897	1,676	(1,484)	1,626	(3,110)
Foreign currency	(11,576)	18,639	(30,215)	(8,724)	(3,255)	(5,469)
Interest(3)	2,248	(11,425)	13,673	14,195	(245)	14,440
Total	$90,532	$(19,065)	$109,597	$48,487	$(18,515)	$67,002

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

(3)	Unrealized gain (loss) on interest rate derivatives includes the change in fair value of the call options embedded in our senior unsecured notes.

Contracts settled in the period result in realized gains or losses based on the market price compared to the contract price on the date the contract matures. As the forward markets for commodities and currencies fluctuate and as new contracts are executed, changes in the fair value are reported as unrealized gains or losses in the period. Contracts in place at the beginning of the period which settle during the period will give rise to the reversal of the unrealized gain or loss recorded at the beginning of the period.

The realized loss of $8.2 million for the three months ended September 30, 2014 on derivative contracts is mainly due to crude oil prices rising to levels above our fixed price contracts, the settlement of our remaining out-of-money interest rate swaps as well as the weakening Canadian dollar against the U.S. dollar at September 30, 2014 over the period. The unrealized mark-to-market gain of $98.7 million for the three months ended September 30, 2014 mainly relates to lower forward crude oil prices at September 30, 2014 compared to prices set in our fixed price contracts, partially offset by the weakening Canadian dollar against the U.S. dollar, as compared to June 30, 2014

The realized loss of $27.7 million for the nine months ended September 30, 2014 on derivative contracts relates mainly to crude oil prices rising to levels above our fixed price contracts, the settlement of our out-of-money interest rate swaps as well as the weakening Canadian dollar against the U.S. dollar at September 30, 2014 over the period. The unrealized mark-to-market gain of $76.2 million for the nine months ended September 30, 2014 is mainly due to lower forward commodity prices at September 30, 2014 compared to prices set in our fixed price contracts, the fair value gain of $14.4 million on the call options embedded in our senior unsecured

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notes and the settlement of previously recorded unrealized losses on interest rate contracts, partially offset by the weakening Canadian dollar against the U.S. dollar at September 30, 2014 compared to December 31, 2014.

A summary of the financial derivative contracts in place as at September 30, 2014 and the accounting treatment thereof are disclosed in note 19 to the consolidated financial statements.

Operating Netback

	Three Months Ended September 30
	2014			2013
($ per boe except for volume)	Canada	U.S.	Total	Canada	U.S.	Total
Sales volume (boe/d)	56,753	37,384	94,137	56,834	3,428	60,262
Operating netback(1):
Sales price	$67.93	$78.28	$72.04	$71.78	$99.54	$73.36
Less:
Royalties	13.45	23.46	17.43	13.92	33.72	15.04
Production and operating expenses	12.70	8.03	10.85	12.72	19.22	13.09
Transportation expenses	3.92	1.36	2.90	3.27	—	3.09
Operating netback before financial derivatives	$37.86	$45.43	$40.86	$41.87	$46.60	$42.14
Financial derivatives (loss)(2)	—	—	(0.47)	—	—	(2.88)
Operating netback after financial derivatives	$37.86	$45.43	$40.39	$41.87	$46.60	$39.26

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Financial derivatives reflect realized losses on commodity related contracts only and exclude the impact of interest rate swaps.

	Nine months Ended September 30
	2014			2013
($ per boe except for volume)	Canada	U.S.	Total	Canada	U.S.	Total
Sales volume (boe/d)	56,938	16,780	73,718	53,747	3,167	56,914
Operating netback(1):
Sales price	$69.29	$80.99	$71.97	$61.00	$92.89	$62.77
Less:
Royalties	14.50	24.59	16.80	10.85	36.45	12.27
Production and operating expenses	12.79	8.57	11.83	13.03	18.09	13.31
Transportation expenses	4.26	1.27	3.58	4.04	—	3.82
Operating netback before financial derivatives	$37.74	$46.56	$39.76	$33.08	$38.35	$33.37
Financial derivatives (loss) gain(2)	—	—	(0.97)	—	—	0.04
Operating netback after financial derivatives	$37.74	$46.56	$38.79	$33.08	$38.35	$33.41

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Financial derivatives reflect realized gains (losses) on commodity related contracts only and exclude the impact of interest rate swaps.

Evaluation and Exploration Expense

Evaluation and exploration expense includes the write-off of undeveloped lands and assets and will vary period to period depending on the expiry of leases and our assessment of undeveloped land.

Evaluation and exploration expense decreased to $1.6 million for the three months ended September 30, 2014 from $2.2 million for the same period in 2013 due to a decrease in the expiration of undeveloped land leases.

Evaluation and exploration expense increased to $16.1 million for the nine months ended September 30, 2014 from $7.7 million for the same period in 2013 due to both an increase in the expiration of undeveloped land leases and the write-off of evaluation and exploration assets that will not be developed. Approximately $6.0 million of the expense related to expiring leases in North Dakota which we sold during the third quarter of 2014.

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Depletion and Depreciation

	Three Months Ended September 30
	2014			2013
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Depletion and depreciation (1)	$78,573	$92,582	$172,024	$67,938	$5,570	$74,397
Depletion and depreciation per boe	$15.05	$26.92	$19.86	$12.99	$17.66	$13.43

(1)	Total includes corporate depreciation.

	Nine Months Ended September 30
	2014			2013
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Depletion and depreciation (1)	$237,029	$121,048	$360,208	$222,700	$14,873	$239,507
Depletion and depreciation per boe	$15.25	$26.42	$17.90	$15.18	$17.20	$15.41

(1)	Total includes corporate depreciation.

Depletion and depreciation expense totaled $172.0 million and $360.2 million for the three and nine months ended September 30, 2014, respectively, as compared to $74.4 million and $239.5 million in the same periods of 2013. The depletion rate per boe for the three and nine months ended September 30, 2014 increased to $19.86/boe and $17.90/boe, respectively, from $13.43/boe and $15.41/boe, respectively, for the comparative periods of 2013, mainly due to the acquisition of the Eagle Ford assets and the full inclusion of the fair value attributed to oil and gas properties in the depletable pool.

General and Administrative Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for per boe)	2014	2013	Change	2014	2013	Change
General and administrative expenses	$16,770	$10,970	53%	$42,978	$33,060	30%
General and administrative expenses per boe	$1.94	$1.98	(2)%	$2.14	$2.13	—%

General and administrative expenses for the three and nine months ended September 30, 2014 increased compared to the same periods of 2013 due to higher salaries and increased head count. Overall we expect our general and administrative expenses per boe to decrease as a result of the Eagle Ford acquisition as we are able to leverage our existing structure to support the acquired operations.

Acquisition-related Costs

During the nine months ended September 30, 2014, acquisition-related costs for the Aurora acquisition were $37.0 million, which included legal, regulatory and advisory fees along with premiums paid on foreign currency hedges.

Gain on Divestiture of Oil and Gas Properties

For the three and nine months ended September 30, 2014 the gain on divestiture of oil and gas properties totaled $26.8 million and $45.6 million, respectively. In the third quarter of 2014 we disposed of our interests located in North Dakota for net proceeds of $341.6 million resulting in a $11.4 million gain before income tax. On the disposition of the North Dakota assets, accumulated other comprehensive income of $15.5 million was also reclassified to gain on divestiture of oil and gas properties. In the second quarter of 2014, we completed a swap of assets, exiting mature properties in Saskatchewan and acquiring additional properties in Peace River area, resulting in a gain on divestiture of oil and gas properties of $18.7 million.

Share-based Compensation Expense

Compensation expense associated with the Share Award Incentive Plan and the Share Rights Plan is recognized in income over the vesting period of the share awards or share rights with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards or exercise of share rights is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Compensation expense related to the Share Award Incentive Plan decreased to $6.9 million and $22.9 million for the three and nine months ended September 30, 2013, respectively, from $8.6 million and $27.5 million in the three and nine months ended September 30, 2013, respectively. This decrease is primarily due to an increase in actual forfeitures resulting from the closure of our Denver office following the sale of the North Dakota assets combined with a higher estimated future forfeiture rate and a lower estimated payout multiplier for performance awards during 2014 compared to 2013.

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Financing Costs

Financing costs include interest on bank loans and long-term debt, non-cash charges related to accretion of asset retirement obligations, the amortization of financing expenses and debt issuance costs.

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for %)	2014	2013	Change	2014	2013	Change
Bank loan and other	$8,919	$2,884	209%	$16,332	$7,364	122%
Long-term debt	20,352	7,755	162%	39,547	23,149	71%
Accretion on asset retirement obligations	1,786	1,817	(2)%	5,307	5,167	3%
Debt financing costs	255	22	1059%	312	2,178	(86)%
Financing costs	$31,312	$12,478	151%	$61,498	$37,858	62%
The increases in financing costs for the three and nine months ended September 30, 2014 were primarily due to higher outstanding debt levels compared to the same periods in 2013. Debt levels increased primarily as a result of the acquisition of the Eagle Ford assets.

Foreign Exchange

Unrealized foreign exchange gains and losses are due to translation of the U.S. dollar denominated long-term debt and bank loans caused by the movement of the Canadian dollar against the U.S. dollar during the period. Realized foreign exchange gains and losses are due to our day-to-day U.S. dollar denominated transactions.

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for exchange rates)	2014	2013	Change	2014	2013	Change
Unrealized foreign exchange loss (gain)	$54,937	$(4,030)	$58,967	$40,014	$4,706	$35,308
Realized foreign exchange loss (gain)	2,109	(28)	$2,137	3,095	(3,629)	$6,724
Foreign exchange loss (gain)	$57,046	$(4,058)	$61,104	$43,109	$1,077	$42,032
CAD/USD exchange rates:
At beginning of period	1.0676	1.0512		1.0636	0.9949
At end of period	1.1208	1.0285		1.1208	1.0285

The foreign exchange losses of $57.0 million and $43.1 million for the three and nine months ended September 30, 2014, respectively, were primarily due to the weaker Canadian dollar against the U.S. dollar upon translation of our U.S. dollar denominated long-term debt and bank loan.

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Income Taxes

For the three months ended September 30, 2014, total income tax expense was $41.3 million, an increase of $18.5 million over the same period of 2013, and was comprised of $52.5 million of current income tax expense (three months ended September 30, 2013 - $6.8 million recovery) and $11.2 million of deferred income tax recovery (three months ended September 30, 2013 - $29.6 million expense).

For the nine months ended September 30, 2014, total income tax expense was $81.4 million, an increase of $40.8 million over the same period of 2013), and was comprised of $52.5 million of current income tax expense (nine months ended September 30, 2013 - $6.8 million recovery) and $28.9 million of deferred income tax expense (nine months ended September 30, 2013 - $47.4 million)

The gain on disposition of the North Dakota assets resulted in current income tax expense of $52.5 million and a deferred income tax recovery of $52.4 million.

The decrease in deferred tax expense for both the three and nine months ended September 30, 2014 relates to the realization of current income taxes on the disposition of North Dakota assets, partially offset by the increase in unrealized financial derivative gains, net of unrealized foreign exchange losses and an increase in tax pool claims used to shelter income generated by higher operating netbacks.

Net Income

Net income for the three months ended September 30, 2014 totaled $144.4 million compared to $87.3 million for the same period in 2013. The increase was due to higher operating netbacks, financial derivative gains and gains on divestitures of oil and gas properties in the current quarter, partially offset by foreign exchange losses and higher depletion expense, financing costs and income taxes.

Net income for the nine months ended September 30, 2014 totaled $229.0 million compared to $133.7 million for the same period in 2013. The increase was due to higher operating netbacks, financial derivative gains and gains on divestitures of oil and gas properties, partially offset by higher foreign exchange losses, costs incurred related to the acquisition of Aurora and higher depletion expense, financing costs and income taxes.

Other Comprehensive Income

Other comprehensive income is comprised of the foreign currency translation adjustment on U.S. operations not recognized in profit or loss. The $155.5 million and $108.4 million foreign currency translation gain for the three and nine months ended September 30, 2014, respectively, is primarily due to the weakening of the Canadian dollar against the U.S. dollar at September 30, 2014 compared to the exchange rate on June 30, 2014, June 11, 2014 (being the closing date of the acquisition of Aurora), and December 31, 2013, respectively. Other comprehensive income is higher in 2014 than in 2013 as the carrying value of U.S. operations is significantly higher in the current year as a result of the Aurora acquisition.

Capital Expenditures

Capital expenditures for the three and nine months ended September 30, 2014 and 2013 are summarized as follows:

	Three Months Ended September 30
	2014			2013
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Exploration and development	$76,621	$153,411	$230,032	$109,297	$12,187	$121,484
Acquisitions, net of divestitures	(388)	(341,520)	(341,908)	3,419	(581)	2,838
Other plant and equipment, net(1)	—	—	1,843	—	—	12
Total capital expenditures(1)	$76,233	$(188,109)	$(110,033)	$112,716	$11,606	$124,334

(1)	Total includes corporate capital expenditures.

	Nine Months Ended September 30
	2014			2013
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Exploration and development	$328,994	$222,379	$551,373	$399,169	$66,671	$465,840
Acquisitions, net of divestitures	8,349	2,572,470	2,580,819	(42,311)	971	(41,340)
Other plant and equipment, net(1)	—	—	6,704	—	—	4,732
Total capital expenditures(1)	$337,343	$2,794,849	$3,138,896	$356,858	$67,642	$429,232

(1)	Total includes corporate capital expenditures.

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During the three months ended September 30, 2014, exploration and development expenditures of $230.0 million increased $108.5 million from the same period in 2013. The increase is mainly due to higher activity associated with the Eagle Ford acquisition. In the third quarter of 2014, we drilled 41.4 net wells (24.0 net in Canada, 14.9 net in the Eagle Ford and 2.5 net in North Dakota) compared to 58.3 net wells (57.0 net in Canada and 1.3 net in North Dakota) in the three months ended September 30, 2013.

During the nine months ended September 30, 2014, exploration and development expenditures of $551.4 million increased $85.5 million from the same period in 2013. The increase is primarily due to higher activity levels associated with the Eagle Ford acquisition. In the first nine months of 2014, we drilled 188.8 net wells (163.8 net in Canada, 17.8 net in the Eagle Ford and 7.2 net in North Dakota) compared to 193.9 net wells (185.3 net in Canada and 8.6 net in North Dakota) in the nine months ended September 30, 2013.

In 2014, capital investment activity has progressed as planned in our key development areas. For the three and nine months ended September 30, 2014 our Canadian exploration and development expenditures are moderately lower compared to the same period in 2013 due to our current focus on our Eagle Ford assets. Although our average per well costs are higher on our U.S. properties, we generate higher operating netback as a result of incurring exploration and development expenditures in this division.

On September 24, 2014 we disposed of our interests located in North Dakota, which consisted of oil and gas properties, exploration and evaluation assets and other plant and equipment with carrying values of $295.7 million, $32.5 million, $2.0 million, respectively, for cash proceeds of $341.6 million.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the DRIP) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate our ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from our operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands except for %)	2014	2013	2014	2013
Cash flow from operating activities	$347,102	$204,093	$620,796	$459,573
Change in non-cash working capital	(24,094)	1,776	57,846	21,334
Asset retirement expenditures	3,894	3,944	10,782	8,190
Financing costs	(31,312)	(12,478)	(61,498)	(37,858)
Accretion on asset retirement obligations	1,786	1,817	5,307	5,167
Accretion on notes and long-term debt	588	166	1,044	488
Funds from operations	$297,964	$199,318	$634,277	$456,894
Dividends declared	$119,785	$82,029	$298,509	$244,420
Reinvested dividends	(30,014)	(20,675)	(69,899)	(66,291)
Cash dividends declared (net of DRIP)	$89,771	$61,354	$228,610	$178,129
Payout ratio(1)	40%	41%	47%	53%
Payout ratio (net of DRIP)(1)	30%	31%	36%	39%
(1) Excluding acquisition-related costs, the payout ratio for the nine months ended September 30, 2014 was 44% (34% net of DRIP)

Baytex does not deduct capital expenditures when calculating the payout ratio. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that we would be required to reduce or eliminate dividends on our common shares in order to fund capital expenditures. There can be no certainty that we will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $89.8 million and $228.6 million for the three and nine months ended September 30, 2014 were funded by funds from operations of $298.0 million and $634.3 million, respectively.

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LIQUIDITY, CAPITAL RESOURCES AND RISK MANAGEMENT

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations, dividends and planned capital expenditures. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and we have the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection.

($ thousands)	September 30, 2014	December 31, 2013
Bank loan	$624,067	$223,371
Long-term debt(1)	1,380,811	459,540
Working capital deficiency(2)	250,939	79,151
Total monetary debt	$2,255,817	$762,062

(1)	Principal amount of instruments.

(2)
Working capital is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale, and liabilities related to assets held for sale).

Bank Loan

At September 30, 2014, total monetary debt was $2,255.8 million, as compared to $762.1 million at December 31, 2013. The increase in total monetary debt at September 30, 2014, as compared to December 31, 2013, was primarily due to the acquisition of Aurora, exploration and development expenditures and cash dividends exceeding cash flow from operations during the first nine months of the year.

Baytex had established credit facilities of approximately $1.4 billion with its bank lending syndicate consisting of the following: (i) revolving extendible unsecured credit facilities consisting of a $50 million operating loan and a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex USA Oil & Gas, Inc., both of which have a four-year term (collectively, the "Revolving Facilities"); and (ii) a $200 million non-revolving unsecured syndicated loan with a two-year term (the "Non-Revolving Facility" and, together with the Revolving Facilities, the "Unsecured Facilities").

The Non-Revolving Facility was a single drawdown facility available solely to finance the acquisition of Aurora. In accordance with the terms of the facility agreement, it was repaid in full on September 29, 2014 using a portion of the proceeds from the sale of the North Dakota assets. As a result, the Non-Revolving Facility was canceled and the available credit facilities as at September 30, 2014 totaled approximately $1.2 billion.

The Unsecured Facilities contain standard commercial covenants for facilities of this nature and the Revolving Facilities do not require any mandatory principal payments prior to maturity. At September 30, 2014, $624.1 million was drawn on the Unsecured Facilities leaving approximately $575.9 million in undrawn credit capacity. A copy of the credit agreement is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on June 11, 2014 and September 9, 2014).

Long term debt

On June 6, 2014, we issued US$800 million of senior unsecured notes, comprised of US$400 million of 5.125% notes due June 1, 2021 (the "2021 Notes") and US$400 million of 5.625% notes due June 1, 2024 (the "2024 Notes"). The 2021 Notes and the 2024 Notes pay interest semi-annually and are redeemable at the Company's option, in whole or in part, commencing on June 1, 2017 (in the case of the 2021 Notes) and June 1, 2019 (in the case of the 2024 Notes) at specified redemption prices.

Pursuant to the acquisition of Aurora, we assumed US$365 million of 9.875% senior unsecured notes due February 15, 2017 (the "2017 Notes") and US$300 million of 7.500% senior unsecured notes due April 1, 2020 (the "2020 Notes"). On June 11, 2014, we purchased and cancelled US$357.1 million (97.8% of total outstanding) of the 2017 Notes and US$293.6 million (97.9% of total outstanding) of the 2020 Notes. The remaining notes are redeemable at the issuer's option, in whole or in part, commencing on February 15, 2015 (in the case of the 2017 Notes) and April 1, 2016 (in the case of the 2020 Notes) at specified redemption prices.

On July 19, 2012, we issued $300 million principal amount of senior unsecured notes bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. On February 17, 2011, we issued US$150 million principal amount of senior unsecured notes bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021.

The following table lists the financial covenants under the Unsecured Facilities and the senior unsecured notes, and the compliance therewith as at September 30, 2014.

Covenant Description		Position at September 30, 2014
Bank loan	Maximum Ratio
Senior debt to capitalization(1) (2)	0.50:1.00	0.42:1.00
Senior debt to adjusted income(1) (5) (6)	3.00:1.00	1.71:1.00
Total debt to adjusted income(3) (5) (6)	4.00:1.00	1.71:1.00

Long-term debt	Minimum Ratio
Fixed charge coverage(4) (5) (6)	2:00:1.00	9.93:1.00

(1)	"Senior debt" is defined as the sum of our bank loan and principal amount of long-term debt.

(2)	"Capitalization" is defined as the sum of our bank loan, principal amount of long-term debt and shareholders' equity.

(3)	"Total debt" is defined as the sum of our bank loan, the principal amount of long-term debt, and certain other liabilities identified in the credit agreement.

(4)	Fixed charge coverage is computed as the ratio of financing cost to trailing twelve month Adjusted income.

(5)	For purposes of the covenant calculations, Aurora's Adjusted income for the trailing twelve months has been included, in accordance with the terms of the credit agreement and the note indentures.

(6)
Adjusted income is calculated based on terms and definitions set out in the credit agreement and the note indentures which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition and disposition activity and is calculated based on a trailing twelve month basis.

Adjusted income for the trailing twelve months ended September 30, 2014 was $1.18 billion.

In the event of a material acquisition, certain of the financial covenants for our credit facilities are relaxed for up to two quarter ends following the closing of such material acquisition, provided that in each quarter: (i) the senior debt to capitalization ratio shall not exceed 0.55:1.00; (ii) the senior debt to adjusted income ratio shall not exceed 3.50:1.00; and (iii) the sole cause of such ratios exceeding the levels set forth above is due to the material acquisition. If we exceed any of the covenants under the Unsecured Facilities, we would be required to repay, refinance or renegotiate the loan terms and conditions which may restrict our ability to pay dividends to our shareholders.

The weighted average interest rate on the bank loan for the three and nine months ended September 30, 2014 was 3.42% and 3.52%, respectively (three and nine months ended September 30, 2013 - 4.21% and 4.80%, respectively).

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured notes and credit facilities.

Financial Instruments

As part of our normal operations, we are exposed to a number of financial risks, including liquidity risk, credit risk and market risk. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Credit risk is managed by entering into sales contracts with creditworthy entities and reviewing our exposure to individual entities on a regular basis. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is partially mitigated through a series of derivative contracts intended to reduce some of the volatility of our funds from operations.

A summary of the risk management contracts in place as at September 30, 2014 and the accounting treatment thereof is disclosed in note 19 to the consolidated financial statements.

Shareholders’ Capital

We are authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. The rights and terms of preferred shares are determined upon issuance. As at October 27, 2014, we had 167,036,306 common shares and no preferred shares issued and outstanding. During the nine months ended September 30, 2014 we issued 41,317,163 common shares including 38,433,000 common shares upon closing of the acquisition of Aurora.

Contractual Obligations

We have a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of September 30, 2014 and the expected timing for funding these obligations is noted in the table below.

Operating leases	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$480,345	$480,345	$—	$—	$—
Dividends payable to shareholders	40,010	40,010	—	—	—
Bank loan(1)	624,067	—	—	624,067	—
Long-term debt(2)	1,380,811	—	8,854	—	1,371,957
Operating leases	44,073	7,831	16,024	15,907	4,311
Processing agreements	90,225	11,663	19,571	13,963	45,028
Transportation agreements	73,900	11,719	20,444	18,902	22,835
Total	$2,733,431	$551,568	$64,893	$672,839	$1,444,131

(1)
The bank loan is a covenant-based loan with a revolving portion that is extendible annually for up to a four year period. Unless extended, the revolving period will end on June 3, 2018, with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

We also have ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

QUARTERLY FINANCIAL INFORMATION

	2014			2013				2012
($ thousands, except per common share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenues	634,417	476,404	385,809	330,712	422,791	341,011	272,945	292,095
Net income	144,369	36,799	47,841	31,173	87,331	36,192	10,149	31,620
Per common share - basic	0.87	0.27	0.38	0.26	0.70	0.29	0.08	0.26
Per common share - diluted	0.86	0.27	0.38	0.25	0.70	0.29	0.08	0.26

Baytex Energy Corp.
Q3 2014 MD&A    Page 16

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.
Specifically, this document contains forward-looking statements relating to but not limited to: the anticipated benefits from the acquisition of Aurora; our expectations that the Aurora assets have infrastructure in place that support future annual production growth; our expectations regarding the effect of well downspacing, improving completion techniques and new development targets on the reserves potential of the Aurora assets; crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.
These forward-looking statements are based on certain key assumptions regarding, among other things: our ability to execute and realize on the anticipated benefits of the acquisition of Aurora; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to realize the anticipated benefits of the acquisition of Aurora; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Baytex Energy Corp.
Q3 2014 MD&A    Page 17

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.
There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.